Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, WI 53204

April 11, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  Tidal Trust II (the “Trust”)

File Nos. 333-264478, 811-23793

Request for Withdrawal of Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 304 (the “Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Securities and Exchange Commission (Accession No. 0001999371-25-000792) on January 28, 2025, for the purpose of registering shares of the Defiance 2X Daily Long Pure Quantum ETF (the “Fund”) as a new series of the Trust.

The Amendment was originally scheduled to become effective on April 13, 2025. However, the following Post-Effective Amendment (the “Delaying Amendment”) was filed for designating a later date upon which the Amendment would have become effective:

Post-Effective Amendment No. 340 (filed on April 10, 2025, Accession No. 0001999371-25-004095).

As a result, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of the Delaying Amendment.

No securities were sold in connection with the Amendment or the Delaying Amendment. Based on guidance from Trust counsel, the Trust has determined to refile the Fund’s registration statement to reflect material changes therein.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC